Exhibit 11

        INTERNATIONAL MULTIFOODS CORPORATION AND SUBSIDIARIES

            Computation of Earnings (loss) per Common Share
                               (unaudited)
                 (in thousands, except per share amounts)




                                                 THREE MONTHS ENDED
                                                  May 31,    May 31,
                                                    1997       1996
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Average shares of common stock outstanding        18,016     17,969
Common stock equivalents                             289         33
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Total common stock and equivalents
 assuming full dilution                           18,305     18,002
===================================================================
Net earnings (loss) applicable to common stock    $2,000     $ (433)
===================================================================
Earnings (loss) per
  share of common stock:
    Primary                                       $  .11     $ (.02)
    Fully diluted                                 $  .11     $ (.02)
===================================================================
Primary earnings (loss) per share has been computed by dividing net earnings (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock options and other common stock equivalents have not entered into the primary earnings per share computations since their effect is not significant.

Fully diluted earnings (loss) per share has been computed assuming issuance of all shares for stock options deemed to be common stock equivalents, using the treasury stock method.